No Act

P.E. 6/3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004397

July 19, 2016

Giles Roblyer
The Procter & Gamble Company
roblyer.g@pg.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 7-19-16

Re: The Procter & Gamble Company
Incoming letter dated June 3, 2016

Dear Mr. Roblyer:

This is in response to your letter dated June 3, 2016 concerning the shareholder proposal submitted to Procter & Gamble by Harrington Investments, Inc. on behalf of Michael Havens. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John C. Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

July 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 3, 2016

The proposal relates to a report.

There appears to be some basis for your view that Procter & Gamble may exclude Michael Havens as a co-proponent of the proposal under rule 14a-8(e)(2) because Procter & Gamble received the proposal from Michael Havens after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits Michael Havens as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Giles M. Roblyer
Senior Counsel
Legal Division

The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315
(513) 983-2695 phone
(513) 983-3932 fax
Roblyer.g@pg.com

June 3, 2016

VIA E-MAIL

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: The Procter & Gamble Company – Omission of Shareholder Proposal Submitted by Michael Havens

Ladies and Gentlemen:

The Procter & Gamble Company (the "Company") submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude a shareholder proposal (with the supporting statement, the "Proposal") from the proxy materials for the Company's 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") in reliance on Rule 14a-8(e)(2).

The Proposal is identical to a shareholder proposal that was previously submitted by Green Century Equity Fund that was received by the Company on April 29, 2016, before the deadline for submitting shareholder proposals, according to the Company's 2015 proxy materials. On May 2, 2016, the Company received communications from Harrington

Investments, Inc. on behalf of Michael Havens (the "Proponent"), notifying the Company of the Proponent's intent to act as a co-filer of the shareholder proposal submitted by the Green Century Equity Fund. The Company intends to include the shareholder proposal from the Green Century Equity Fund in the 2016 Proxy Materials, but believes that it can exclude the Proposal and the identity of the Proponent from the 2016 Proxy Materials as co-filer in reliance on Rule 14a-8(e)(2). By this letter the Company respectfully requests confirmation that the staff of the Division of Corporation Finance of the SEC (the "Staff") will not recommend enforcement action to the SEC if the Company omits the Proposal and the identity of the Proponent from the 2016 Proxy Materials as described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being provided to the Proponent.[1] The letter informs the Proponent of the Company's intention to omit the Proposal from the 2016 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file the 2016 Proxy Materials with the Commission.

I. Basis for Exclusion

The Company believes it may properly exclude the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after April 30, 2016, the deadline for submission of stockholder proposals (the "Deadline") disclosed in the Company's definitive proxy statement (the "2015 Proxy Statement") for its 2015 annual meeting of stockholders (the "2015 Annual Meeting").

II. Analysis

Rule 14a-8(e)(2) provides that a shareholder proposal submitted for inclusion with the proxy statement with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

In accordance with Rule 14a-5(e), the Company disclosed the Deadline in the 2015 Proxy Statement. Specifically, the 2015 Proxy Statement states: "For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting to be held in 2016, we must receive the proposal at our principal executive offices, addressed to the Corporate Secretary, no later than April 30, 2016." In accordance with Rule 14a-8(e), April 30, 2016 represents the 120th day before August 28, 2016, the one-year anniversary of the date that the company released the proxy statement for the previous year's annual meeting.

Under Rule 14a-8(e)(2), a meeting is regularly scheduled if it has not changed by more than 30 days from the date of the annual meeting held in the prior year. The Company held its

---

[1] Because this request is being submitted electronically, the Company is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

2015 Annual Meeting on October 13, 2015, and its 2016 Annual Meeting is scheduled to be held on October 11, 2016. Because the Company intends to hold the 2016 Annual Meeting within 30 days of the date of the 2015 Annual Meeting, the April 30, 2016 deadline was properly calculated in accordance with Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14 (July 13, 2001).

Therefore, in order to comply with the Deadline, a proposal for inclusion in the 2016 Proxy Materials must have been received by the Company by April 30, 2016. As evidenced by the UPS Proof of Delivery provided as Exhibit B, the Company received the Proposal on May 2, 2016, two days after the Deadline. Harrington Investments admits that the Proposal was received after the Deadline in the related correspondence in Exhibit A.

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal that does not comply with the Rule's procedural requirements. The Staff has strictly construed the Rule 14a-8 deadline in the past and has consistently taken the position that it would not recommend enforcement action when companies have proposed to exclude from proxy materials those proposals received even one day after the deadline. *See, e.g., Tidelands Bancshares, Inc.* (Jan. 15, 2015) (one day late); *Applied Materials, Inc.* (Nov. 20, 2014) (one day late); *BioMarin Pharmaceutical Inc.* (Mar. 14, 2014) (five days late); *PepsiCo, Inc.* (Jan. 3, 2014) (three days late); and *Equity LifeStyle Properties, Inc.* (Feb. 10, 2012) (five days late). The Staff has informed shareholders that they should submit proposals "well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001). Further the Staff has indicated that the deadline for receiving Rule 14a-8 proposals "is always the 120th calendar day before the release date disclosed in the previous year's proxy statement" and that "if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and Rule 14a-8 proposals received after business reopens would be untimely." This is precisely our fact pattern.

In some situations involving multiple co-proponents, the Staff has not concurred in exclusion of a co-proponent if the company had information about the co-proponent before the submission deadline, even if the co-proponent's proposal is received after the submission deadline. *See, e.g., Unicorn Corp.* (Mar. 10, 1999) (disagreeing with the exclusion of two co-proponents' proposals when the company received notice of the co-proponents before the deadline for submitting proposals, despite receiving the proposals after the deadline). *Compare General Electric Company* (Jan. 24, 2013) (concurring with the exclusion of a co-proponent's proposal when the proposal was received after the deadline and the company did not receive notice of the co-proponent until after the deadline). Here, the Company was not aware of Mr. Haven's before the deadline for submitting proposals, and the other co-proponent's correspondence did not refer to a co-filer (see Exhibit C). The Company only became aware of Mr. Havens upon receiving Harrington Investment's submission on May 2, 2016, the day after the Deadline.

III. Conclusion

In view of the foregoing, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(e)(2).

If you have any questions regarding this request or desire additional information, please let me know. Thanks you for your attention to this matter.

Sincerely,

Giles Roblyer

Cc: Tracy Geraghty
Portfolio Manager and Research Analyst
1001 2nd St., Suite 325
Napa, CA 94559
E-mail: tracy@harringtoninvestments.com

Exhibit A

The Proposal and Related Correspondence

HARRINGTON
INVESTMENTS, INC.

April 29, 2016

The Procter & Gamble Company
c/o The Corporate Secretary's Office
Corporate Secretary
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

RE: Shareholder Proposal

Dear Corporate Secretary,

Michael Havens is a client of my financial advisory firm, Harrington Investments, Inc., and a shareholder in the Procter & Gamble Company. Michael Havens has requested that we file the enclosed shareholder resolution with the Procter & Gamble Company on his behalf pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in Procter & Gamble's Proxy Statement for the 2016 annual meeting of shareholders.

For this proposal, Green Century Equity Fund will act as the lead filer and Michael Havens will act as the co-filer.

Michael Havens is the beneficial owner of at least $2,000 worth of the Procter & Gamble Company stock. He has held the requisite number of shares for over one year, and plans to hold sufficient shares in the Procter & Gamble Company through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you would like to discuss this proposal, please contact Green Century's Shareholder Advocate, Katherine Kroll. If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

Whereas: Investors are increasingly concerned about company lobbying at the federal, state, and local levels, including indirect lobbying through trade associations, that may have consequences for the environment, public health, and long-term shareholder value.

The Principles for Responsible Investment published a set of Investor Expectations on climate lobbying endorsed by investors with $4 trillion in AUM, calling on companies to ensure their public policy advocacy supported efforts to mitigate and adapt to climate change.

We commend Procter & Gamble (P&G) for its efforts to be part of the climate change solution, through efforts including a commitment to increased renewable energy conversion, and its decision to withdraw from the American Legislative Exchange Council, which aggressively lobbies against renewable energy regulation at the state level. However, P&G remains a member of the U.S. Chamber of Commerce, which has launched attacks on environmental safeguards. For instance, in 2012, the Chamber sued the EPA over its findings that global warming endangers human health and welfare.

Similarly, there is increasing scientific, regulatory, and public concern about potential health effects of consumer exposure to various chemicals in personal care products. P&G has declared its public commitment to product safety, which it describes in its 2014 Corporate Sustainability Report as "at the heart of everything we do" and has recently refined its chemical ingredient disclosure policy.

However, the company remains a member of the American Chemistry Council (ACC), which works to obstruct regulations like the Toxic Substances Control Act and the EPA's Clean Power Plan—which could respectively protect public health and mitigate climate change.

The proponents are concerned about the misalignment between P&G's publicly declared corporate values and its funding of public policy advocacy by other organizations, which may be an inappropriate use of shareholder dollars. The company also risks reputational damage from stakeholders whose interests run in opposition to its trade association's positions.

We believe any external public policy advocacy funded by the Company should be carefully scrutinized to assess the impact on our brand and reputation.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations of which P&G is a member or otherwise supports financially for lobbying policies on at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be provided to stakeholders by March 2017.

Supporting Statement:
The report should:

Address political advocacy and lobbying activities by organizations supported by the company such as trade associations, think tanks, issue ads, and other nonprofit organizations designed to influence ballot initiatives or legislation;

Roblyer, Giles

From: TL Geraghty <Tracy@harringtoninvestments.com>
Sent: Thursday, May 19, 2016 5:00 PM
To: Roblyer, Giles
Cc: 'Brianna Harrington'
Subject: RE: P&G Shareholder Proposal

Hello again,

We understand the precedent that the SEC told Apple they "may" exclude a co-filer, and "may" is discretionary, not a rule.

If P&G management wants to spend time and money making a case to the SEC, that's their choice of course. Why it would not be more efficient to simply include Mr. Haven's co-filing in your no-action request letter is unclear, unless you are not actually challenging the content of the proposal but instead some other side issue which would not include Mr. Havens.

If that's the case, I'm sorry we can't be helpful to you. Mr. Haven's does not wish to withdraw.

Tracy

From: Roblyer, Giles [mailto:roblyer.g@pg.com]
Sent: Thursday, May 19, 2016 12:48 PM
To: TL Geraghty <Tracy@harringtoninvestments.com>
Cc: 'Brianna Harrington' <brianna@harringtoninvestments.com>
Subject: RE: P&G Shareholder Proposal

Tracy,

The 14a-8 procedural rules apply to all shareholders who wish to submit a proposal, whether alone or as co-proponent. See, for example, the attached no-action letter in which the SEC concurs with Apple's omission of a late filing co-proponent in reliance on 14a-8(e)(2) where the co-proponent's counterpart had filed in a timely fashion.

Giles

From: TL Geraghty [mailto:Tracy@harringtoninvestments.com]
Sent: Thursday, May 19, 2016 1:38 PM
To: Roblyer, Giles <roblyer.g@pg.com>
Cc: 'Brianna Harrington' <brianna@harringtoninvestments.com>
Subject: RE: P&G Shareholder Proposal

Hello Giles,

We understand that our copy of the resolution arrived late, but I do not see where a letter of intent to be a co-filer on a timely submission is subject to the deadlines referenced below.

That said, I am unable to confirm what you request below.

Tracy

From: Roblyer, Giles [mailto:roblyer.g@pg.com]
Sent: Wednesday, May 18, 2016 1:25 PM
To: TL Geraghty <Tracy@harringtoninvestments.com>
Subject: RE: P&G Shareholder Proposal

Tracy,

Could you please confirm that you are withdrawing the shareholder proposal from Mr. Havens as co-filer? If not, I will have to write to the SEC to inform them we intend to exclude Mr. Havens.

Giles

From: TL Geraghty [mailto:Tracy@harringtoninvestments.com]
Sent: Tuesday, May 10, 2016 2:47 PM
To: Roblyer, Giles <roblyer.g@pg.com>
Subject: RE: P&G Shareholder Proposal

Apparently our mail person did not, in fact, use the Saturday delivery label. My apologies. Since the primary filer got it in on time, aren't you really just saying you intend to not include our names as co-filers?

From: Roblyer, Giles [mailto:roblyer.g@pg.com]
Sent: Tuesday, May 10, 2016 9:59 AM
To: tracy@harringtoninvestments.com
Subject: P&G Shareholder Proposal

Tracy,

Please find attached the delivery notice and proof of delivery from the UPS site. The proposal was delivered on Monday, May 2, 2016.

Rule 14a-8(e)(2) provides that proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

As stated on page 63 of the Company's 2015 Proxy Statement, all shareholder proposals must have been received by the Company on or before the close of business on April 30, 2016.

I hope that you will agree to withdraw the proposal. Please contact me with any questions.

Giles Roblyer
P&G Legal
Senior Counsel, Corporate, Securities, and Employee Benefits
513-983-2695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

November 20, 2008

Gene D. Levoff
Director, Corporate Law
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014-2084

Re: Apple Inc.
Incoming letter dated October 15, 2008

Dear Mr. Levoff:

This is in response to your letters dated October 15, 2008 and November 18, 2008 concerning the shareholder proposal submitted to Apple by Calvert Asset Management Company, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent. In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

November 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 15, 2008

The proposal relates to a report.

There appears to be some basis for your view that Apple may exclude Calvert Asset Management Company, Inc. as a co-proponent of the proposal under rule 14a-8(e)(2) because Apple received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Apple omits Calvert Asset Management Company, Inc. as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Toton, Rebekah [rtoton@OMM.com]
Sent: Tuesday, November 18, 2008 8:04 PM
To: shareholderproposals; CFLETTERS
Cc: Gene Levoff; mack@asyousow.org; aditi.vora@calvert.com
Subject: Supplemental Correspondence to Apple Inc.'s Letter Dated Oct. 15, 2008
Attachments: Correspondence with As You Sow.pdf

November 18, 2008

Dear Mr. Reedich,

This letter and its attachments are submitted by the undersigned on behalf of Apple Inc. (the "*Company*") as a supplement to the Company's no-action request dated October 15, 2008 (the "*Original Request*") relating to the shareholder proposal (the "*Proposal*") submitted by Calvert Asset Management Company, Inc. (the "*Proponent*"). The Proponent submitted the Proposal as a co-sponsor along with another shareholder proponent, As You Sow (as representative for shareholder John Powers). The Company intends to include the Proposal in its proxy statement and form of proxy (together, the "*Proxy Materials*") for the Company's 2009 Annual Meeting of Shareholders. However, the Company intends to exclude the Proponent as a co-sponsor of the Proposal for the reasons given in the Original Request.

Attached are copies of the correspondence sent to the Company by As You Sow (as representative for shareholder John Powers) in connection with the Proposal. A copy of this correspondence is being provided to the Proponent simultaneously with this letter.

Please do not hesitate to contact me (telephone: (408) 974-6931; fax: (408) 253-7457; cell: (650) 906-1077; e-mail: glevoff@apple.com) if you have any questions or require any additional information or assistance with regard to this matter.

Very truly yours,

s/ Gene Levoff

Gene D. Levoff
Director, Corporate Law

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

September 22, 2008

To Whom It May Concern,

This letter is to confirm that John Powers is the beneficial owner of at least $2000 worth of Apple, Inc. stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Thomas W. Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

Apple Inc.
General Counsel Office

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Sept. 19, 2008

25-09-08P12:00 R

Corporate Secretary
Apple Computer Inc.
1 Infinite Loop
Cupertino, CA 95014

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent John Powers, a shareholder of Apple Computer stock. We are concerned that the company has not disclosed substantial information to shareholders on social and environmental issues.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies increasingly recognize the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Apple's reporting on greenhouse gas issues to the Carbon Disclosure Project has been poor; the company has not answered questions asking it to disclose greenhouse gas emissions generated by the company or to discuss mitigation plans. Also, to our knowledge the company has never produced a report on general corporate social responsibility issues.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Proof of ownership and authority to act on behalf of Mr. Powers is attached. Mr. Powers will hold the shares through the 2009 stockholder meeting. A representative of the filer will attend the stockholder meeting to move the resolution as required. We are the primary filer of this resolution.

Sincerely,

Conrad B Macker

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures

Apple, Inc. - 2008

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are also increasingly recognizing the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Globally over 2,700 companies issued reports on sustainability issues in 2007 (www.corporateregister.com). As such, it is no surprise that Dell, IBM, and Hewlett-Packard have taken leadership roles in these areas through the publication of comprehensive sustainability reports that address their company's impacts with regards to greenhouse gas emissions, carbon reduction, toxics, and employee safety. In fact, these companies have provided detailed public assessments of existing emissions and made carbon reduction commitments. Apple, Inc., however, lags behind its global industry peers on sustainability reporting, especially regarding key environmental issues such as climate change.

The information and communication technologies sector is estimated to contribute between 2-3% of total greenhouse gas emissions. As the industry continues to develop globally, this is set to increase further. Given the industry's large social and environmental footprint, we feel it is imperative that Apple develop clear policies and programs that address the impacts of its operations on the environment and on society.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by July 2009.

SUPPORTING STATEMENT:
The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability. Taking early action to calculate emissions and prepare for standards could provide competitive advantage, while inaction risks exposing companies to regulatory and litigation risk and reputational damage.

We recommend that Apple use the Global Reporting Initiative's Sustainability Reporting Guidelines ("the Guidelines") to prepare the sustainability report and to use the Carbon Disclosure Project (CDP) as a means to specifically report on its greenhouse gas emissions and reduction efforts. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance on direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility. The Guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations.

John Powers

*** FISMA & OMB Memorandum M-07-16 ***

September 18, 2008

Mr. Conrad MacKerron
Director Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. MacKerron,

I hereby authorize As You Sow to file a shareholder resolution on my behalf with Apple Inc.

The resolution asks the company's Board of Directors to prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety.

I am the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of this resolution.

Sincerely,

John Powers

RECEIVED

2008 OCT 17 PM 3:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

October 15, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 -- Exclusion of Shareholder Proposal Submitted by Calvert Asset Management Company, Inc. <u>Pursuant to Rule 14a-8(e)(2)</u>

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of Apple Inc. (the "*Company*") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "*Proposal*") attached hereto as <u>Exhibit A</u> from its proxy statement and form of proxy (together, the "*Proxy Materials*") for the Company's 2009 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), this letter and all attachments are being sent to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive proxy materials with the Commission, which the Company is planning to file on or about January 6, 2009. Also, as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Calvert Asset Management Company, Inc. (the "*Proponent*"), the shareholder who submitted the Proposal.

The Proposal would require the Company's Board of Directors to "prepare a sustainability report describing the corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting currently expected to be held on February 25, 2009. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in

Apple
1 Infinite Loop
Cupertino, CA 95014-2084

408 996-1010 phone
408 996-0275 fax
www.apple.com

connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting...."

The proxy statement for the Company's annual meeting of shareholders that was held on March 4, 2008, and, as disclosed in the 2008 proxy statement, was first sent to shareholders on or about January 22, 2008. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for February 25, 2009, a date that is within 30 days of the date on which the 2008 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2008 and because the 2009 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2008 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2008 Annual Meeting. In accordance with the guidance set forth in Staff Legal Bulletin 14, the Company calculated the deadline for proposals for the 2009 Annual Meeting in the following manner:

- Release date for the 2008 Proxy Materials: January 22, 2008
- Increase that date by one year: January 22, 2009
- "Day One": January 21, 2009
- "Day 120": September 24, 2008

Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2008 proxy statement under the caption "Shareholder Proposals," and stated that proposals of shareholders intended to be presented at the Company's 2009 Annual Meeting of Shareholders must have been received by the Company no later than September 24, 2008. As evidenced by the date-stamped copy of the Proposal, the Company received the Proposal via regular mail on September 25, 2008, which was after the September 24, 2008 deadline established under the terms of Rule 14a-8(e)(2).

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. See, e.g., American Express Co. (Dec. 21, 2004) (proposal received one day after the deadline); Thomas Industries Inc. (Jan. 15, 2003) (proposal received one day after the deadline); SBC Communications Inc. (Dec. 24, 2002) (proposal received one day after the deadline); and Hewlett-Packard Co. (Nov. 27, 2000) (proposal received one day after the deadline).

* * *

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2009 Annual Meeting.

Please do not hesitate to contact me (telephone: (408) 974-6931; fax: (408) 253-7457; e-mail: glevoff@apple.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Gene D. Levoff
Director, Corporate Law

Cc: Dan Cooperman
Charles N. Charnas
Rob Plesnarski
Aditi Vora, Calvert Asset Management Company, Inc.

EXHIBIT A

(See attached.)

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

September 22, 2008

Apple Inc.
General Counsel Office
25-09-08P04:00 RCVD

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014

Dear Mr. Cooperman:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 41 mutual funds sponsored by Calvert Group, Ltd., including Calvert's 21 socially responsible mutual funds. Calvert currently has over $16 billion in assets under management.

The Calvert Social Investment Fund Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity Portfolio, Calvert Social Index Fund, Calvert Large Cap Growth Fund, and Calvert Variable Series, Inc. Calvert Social Equity Portfolio are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, these funds have held these securities continuously for at least one year, and it is Calvert's intention that the Funds continue to own shares in the Company through the date of the 2009 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Calvert Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that the Company issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by July 2009. Calvert continues to believe that sustainability reporting is a critical component of a corporation's commitment to stakeholders.

We understand that Conrad Mackerron on behalf of As You Sow is submitting an identical proposal. Calvert recognizes As You Sow as the lead filer and intends to

A UNIFI Company.

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

act as a co-sponsor of the resolution. Mr. Mackerron has agreed to coordinate contact between the Corporation and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mr. Mackerron as it relates to the proposal. In this regard, please direct any correspondence to Aditi Vora, at 301-961-4715, or contact her via email at aditi.vora@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Group, Ltd.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Group, Ltd.

Aditi Vora, Social Research Analyst, Calvert Group, Ltd.

Mike Lombardo, Senior Social Research Analyst and Manager, Calvert Group, Ltd.

Enclosures: Resolution Text

Apple, Inc. - 2008

WHEREAS:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are also increasingly recognizing the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Globally, over 2,700 companies issued reports on sustainability issues in 2007 (www.corporateregister.com). As such, it is no surprise that Dell, IBM, and Hewlett-Packard have taken leadership roles in these areas through the publication of comprehensive sustainability reports that address their company's impacts with regards to greenhouse gas emissions, carbon reduction, toxics, and employee safety. In fact, these companies have provided detailed public assessments of existing emissions and made carbon reduction commitments. Apple, Inc., however, lags behind its global industry peers on sustainability reporting, especially regarding key environmental issues such as climate change.

The information and communication technologies sector is estimated to contribute between 2-3% of total greenhouse gas emissions. As the industry continues to develop globally, this is set to increase further. Given the industry's large social and environmental footprint, we feel it is imperative that Apple develop clear policies and programs that address the impacts of its operations on the environment and on society.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by July 2009.

SUPPORTING STATEMENT:

The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability. Taking early action to calculate emissions and prepare for standards could provide competitive advantage, while inaction risks exposing companies to regulatory and litigation risk and reputational damage.

We recommend that Apple use the Global Reporting Initiative's Sustainability Reporting Guidelines ("the Guidelines") to prepare the sustainability report and refer to the Carbon Disclosure Project (CDP) as a means to specifically report on its greenhouse gas emissions and reduction efforts. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities.

The Guidelines provide guidance on report content, including performance on direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility. The Guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations.

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

4550 Montgomery Avenue
Bethesda, Maryland 20814

UNITED STATES POSTAGE
$ 00.42⁰
SEP 23 2008
MAILED FROM ZIP CODE 20814

331

Mr. Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

A UNIFI Company.

Printed on recycled paper containing 100% post consumer waste 93014/3993

Exhibit B

Proof of Delivery

Pages 30 through 32 redacted for the following reasons:

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Exhibit C

Proposal and Proof of Delivery from The Green Century Equity Fund

GREEN CENTURY FUNDS

April 27th, 2016

The Procter & Gamble Company
c/o The Corporate Secretary's Office
Corporate Secretary
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Corporate Secretary:

The Green Century Equity Fund is filing the enclosed shareholder resolution for inclusion in The Procter & Gamble Company's 2016 proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund (Green Century) is the beneficial owner of at least $2,000 worth of The Procter & Gamble Company common stock. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. We will forward verification of the position separately.

Due to the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders' meeting.

If you would like to discuss this proposal, please direct all correspondence to Green Century's Shareholder Advocate, Katherine Kroll. She may be reached at (617) 482-0800, or by email to kkroll@greencentury.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800
www.greencentury.com

Whereas: Investors are increasingly concerned about company lobbying at the federal, state, and local levels, including indirect lobbying through trade associations, that may have consequences for the environment, public health, and long-term shareholder value.

The Principles for Responsible Investment published a set of Investor Expectations on climate lobbying endorsed by investors with $4 trillion in AUM, calling on companies to ensure their public policy advocacy supported efforts to mitigate and adapt to climate change.

We commend Procter & Gamble (P&G) for its efforts to be part of the climate change solution, through efforts including a commitment to increased renewable energy conversion, and its decision to withdraw from the American Legislative Exchange Council, which aggressively lobbies against renewable energy regulation at the state level. However, P&G remains a member of the U.S. Chamber of Commerce, which has launched attacks on environmental safeguards. For instance, in 2012, the Chamber sued the EPA over its findings that global warming endangers human health and welfare.

Similarly, there is increasing scientific, regulatory, and public concern about potential health effects of consumer exposure to various chemicals in personal care products. P&G has declared its public commitment to product safety, which it describes in its 2014 Corporate Sustainability Report as "at the heart of everything we do" and has recently refined its chemical ingredient disclosure policy.

However, the company remains a member of the American Chemistry Council (ACC), which works to obstruct regulations like the Toxic Substances Control Act and the EPA's Clean Power Plan—which could respectively protect public health and mitigate climate change.

The proponents are concerned about the misalignment between P&G's publicly declared corporate values and its funding of public policy advocacy by other organizations, which may be an inappropriate use of shareholder dollars. The company also risks reputational damage from stakeholders whose interests run in opposition to its trade association's positions.

We believe any external public policy advocacy funded by the Company should be carefully scrutinized to assess the impact on our brand and reputation.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations of which P&G is a member or otherwise supports financially for lobbying policies on at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be provided to stakeholders by March 2017.

Supporting Statement:
The report should:

Address political advocacy and lobbying activities by organizations supported by the company such as trade associations, think tanks, issue ads, and other nonprofit organizations designed to influence ballot initiatives or legislation;

Examine the philosophy, major objectives and actions taken by the organization supported;

Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders and report on plans to address any risks found.

Pages 37 through 38 redacted for the following reasons:

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